                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC  20549

                                  FORM 12b-25


                                                   Commission File Number 1-7927

                          NOTIFICATION OF LATE FILING

(Check One):  [ X ] Form 10-K [   ] Form 11-K [   ] Form 20-F [   ] Form 10-Q
              [   ] Form N-SAR

For Period Ended:                     January 31, 1994
                 ---------------------------------------------------------------
[   ] Transition Report on Form 10-K    [   ] Transition Report on Form 10-Q
[   ] Transition Report on Form 20-F    [   ] Transition Report on Form N-SAR
[   ] Transition Report on Form 11-K

For the Transition Period Ended:
                                ________________________________________________

     Read attached instruction sheet before preparing form. Please print or type.

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
                                                       _________________________

________________________________________________________________________________

                        PART I.  REGISTRANT INFORMATION

Full name of registrant           House of Fabrics, Inc.
                        --------------------------------------------------------

Former name if applicable

- - --------------------------------------------------------------------------------

Address of principal executive office (Street and number)
                             13400 Riverside Drive
- - --------------------------------------------------------------------------------
City, State and Zip Code               Sherman Oaks, California  91423
                         -------------------------------------------------------

                       PART II.  RULE 12b-25 (b) AND (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

[ X ] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[ X ] (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[   ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c)
      has been attached if applicable.

                              PART III.  NARRATIVE

     State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.) See Attachment A.
                                                             ------------------

                          PART IV.  OTHER INFORMATION

     (1) Name and telephone number of person to contact in regard to this notification

   Marvin S. Maltzman, Esq.           (818)         385-2303
- - -------------------------------------------------------------------------------
          (Name)                  (Area code)  (Telephone number)

     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                            [X] Yes   [_] No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                            [X] Yes   [_] No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable
estimate of the results cannot be made.          See Attachment B.
                                        ---------------------------------------

                             HOUSE OF FABRICS, INC.

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date      May 2, 1994        By     /s/ MARVIN MALTZMAN
     ---------------------      -----------------------------------------------
                             Name:  Marvin Maltzman
                             Title: Senior Vice President and General Counsel

                                 ATTACHMENT A
                                 ------------


          House of Fabrics, Inc. (the "Company") is in the process of negotiating with the lenders (the "Lenders") that are party to the Amended and Restated Revolving Credit Agreement dated as of November 30, 1993 among the Company, certain subsidiaries of the Company, the Lenders and Bank of America National Trust and Savings Association, as agent for the Lenders (as amended from time to time, the "Credit Agreement"), an amendment to the Credit Agreement. Such amendment, if consummated, will materially affect the information to be set forth in Management's Discussion and Analysis of Financial Condition and Results of Operation to be included in the Company's Annual Report on Form 10-K for the fiscal year ended January 31, 1994 (the "Annual Report"). Such amendment, if consummated, will also affect certain information to be set forth in the consolidated financial statements that will be included in the Annual Report.

                                 ATTACHMENT B
                                 ------------



          Operating profit for the fourth quarter of fiscal 1994 was $4,123,000, approximately $500,000 less than $4,684,000 in the fourth quarter of the prior year. Fourth quarter operating profit was reduced by over $1 million in expenses due to the January 17 Northridge earthquake which damaged the Company's corporate headquarters and a number of the Company's stores in the area.

          Sales for the fourth quarter of fiscal 1994 were $147,645,000, compared with $157,745,000 a year ago. For financial reporting purposes, results of the Company's mall stores have been excluded from operating results effective September 1, 1993, as a result of management's plan of restructuring. Thus, such results are excluded from the fourth quarter of fiscal 1994, but included in last year's fourth quarter. Net income was $212,000, equal to two cents per share, compared with $2,209,000, or 16 cents per share, in the prior
year.   Store-for-store fourth quarter sales for the Company's superstores posted an increase of 2.4 percent compared to the prior year.

          Increased interest costs and an unusually high effective tax rate restrained fourth quarter net income. On the positive side, the quarter benefited from cost reduction measures implemented at both the store level and the home office.

          During the third quarter of fiscal 1994, the Company recorded a restructuring charge of $12,909,000 before income taxes, which is the estimated cost of closing the Company's mall stores. This charge includes anticipated operating losses through the expiration of the leases for the mall stores which are scheduled for closing, generally in two to five years, in addition to estimated markdowns to liquidate the inventory upon closure and the write-off of fixtures. In addition, the Company reduced the carrying values of its inventories by $21,825,000 to reprice and markdown certain fabric, notion and craft inventories under the plan of restructuring.

          Sales for the year totaled $546,664,000, compared with $557,521,000 in the prior year. The net loss was $29,542,000, equal to $2.16 per share, including the previously mentioned charge which amounted to $22,924,000, or $1.67 per share, net of taxes. In the previous year, House of Fabrics reported net income of $5,203,000, or 37 cents per share.

                             HOUSE OF FABRICS, INC.
                       Summary of Consolidated Operations
                                  (Unaudited)

                                             Three Months Ended
                                                 January 31
                                            1994             1993
                                        ------------     ------------
Sales                                   $147,645,000     $157,745,000
Expenses:
 Cost of Sales                          $ 82,250,000     $ 89,719,000
 Selling, General & Admin               $ 60,907,000     $ 63,027,000
 Intangibles Amortization               $    365,000     $    315,000
                                        ------------     ------------
Operating Profit                        $  4,123,000     $  4,684,000
Interest Expense                        $  3,107,000     $  1,214,000
Income before income taxes              $  1,016,000     $  3,470,000
Income Taxes                            $    804,000     $  1,261,000
                                        ------------     ------------
Net income                              $    212,000     $  2,209,000
                                        ============     ============
Net income per share                            $.02            $0.16
Average shares outstanding                13,741,207       13,920,844

                                            Twelve Months Ended
                                                 January 31
                                            1994             1993
                                        ------------     ------------
Sales                                   $546,664,000     $557,521,000
Expenses:
 Cost of Sales                          $323,757,000     $300,698,000
 Selling, General & Admin               $245,219,000     $241,294,000
 Intangibles Amortization               $  1,363,000     $  1,280,000
 Restructure Costs                      $ 12,909,000     $
                                        ------------     ------------
Operating profit (Loss)                 $(36,584,000)    $ 14,249,000
Interest Expense                        $  8,176,000     $  5,296,000
Income (Loss) before income taxes       $(44,760,000)    $  8,953,000
Income taxes (Benefit)                  $(15,218,000)    $  3,750,000
                                        ------------     ------------
Net income (Loss)                       $(29,542,000)    $  5,203,000
                                        ============     ============
Net income (Loss) per share                   $(2.16)           $0.37
Average shares outstanding                13,688,941       13,990,112